SCHEDULE I, DATED AUGUST 27, 2017, TO MULTIPLE CLASS OF SHARES PLAN FOR

FIDELITY GLOBAL STRATEGIES FUND, DATED AUGUST 27, 2017

FIDELITY SALEM STREET TRUST

FUND/CLASS	SALES CHARGE	DISTRIBUTION FEE (as a percentage of average net assets)	SHAREHOLDER SERVICE FEE (as a percentage of average net assets)
Fidelity Global Strategies Fund:
Fidelity Global Strategies Fund*	none	none	none
Class A**	front-end	0.00	0.25
Class M***	front-end	0.25	0.25
Class C	contingent deferred	0.75	0.25
Institutional Class	none	none	none

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*A retail class.

**Class A purchases of $1 million or more may be subject, upon redemption, to a contingent deferred sales charge that declines over 2 years from 1.00% to 0%.

***Class M purchases of $1 million or more may be subject, upon redemption, to a contingent deferred sales charge of 0.25% if redeemed less than one year after purchase.